SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Amcast Industrial Corporation

(Name of Issuer)

Common Stock - No Par Value

(Title of Class of Securities)

023395 10 6

(CUSIP Number)

Robotti & Company, Incorporated

52 Vanderbilt Avenue, Suite 503

New York, New York 10017

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1. Names of Reporting Persons.
   Robert E. Robotti
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 455,625	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 455,625	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    455,625

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    4.9%

14. Type of Reporting Person (See Instructions)
    IN

1. Names of Reporting Persons.
Robotti & Company Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only).
 65-1191184

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3. SEC Use Only

4. Source of Funds
WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7.	Sole Voting Power: -0-
8.	Shared Voting Power: 362,675
9.	Sole Dispositive Power: -0-
10.	Shared Dispositive Power: 362,675

11. Aggregate Amount Beneficially Owned by Each Reporting Person
 362,675

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
 3.9%

14. Type of Reporting Person (See Instructions)
 CO, IA

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).
   11-2474002

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 92,950

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 92,950

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    92,950

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    1.0%

14. Type of Reporting Person (See Instructions)
    PN

Schedule 13D Amendment No. 3

This Schedule 13D Amendment No.3, dated November 18, 2003 (this "Amendment No.3"), is being filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company Advisors, LLC, a New York corporation ("Robotti Advisors"), and The Ravenswood Investment Company, L.P., a New York limited partnership ("RIC"). The Initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement") was filed on behalf of Mr. Robotti, Robotti & Company, Incorporated ("ROBT"), parent holding company of Robotti Advisors, Ravenswood Management Company, L.L.C., a New York limited liability company ("RMC"), RIC, and Kenneth R. Wasiak ("Wasiak" together with Robotti, Robotti Advisors, ROBT, RMC and RIC, the "Reporting Persons").

The Reporting Persons previously reported an aggregate amount of 443,610 shares of the common stock, no par value (the "Common Stock"), of Amcast Industrial Corporation (the "Issuer") in an Initial Statement filed on August 23, 2002 with the Securities and Exchange Commission (the "SEC"), as amended by Schedule 13D Amendment No. 1 ("Amendment No.1"), which was filed on August 23, 2002 with the SEC. Amendment No. 1 was amended by Schedule 13D Amendment No. 2 ("Amendment No. 2"), which was filed on October 17, 2002 with the SEC. The Reporting Persons is reporting in this Amendment No. 3 an aggregate amount of 455,625 of the Common Stock or 4.9% of the outstanding shares.

The cover page for the Reporting Persons is hereby amended to read as shown in this Amendment No. 3. Item 2, Item 5 and Item 7 are hereby amended to read as shown in this Amendment No. 3. All other items remain unchanged.

Item 2. Identity And Background

Item 2 is amended as follows:

Since the filing of Amendment No. 2, ROBT ceased being a broker-dealer, registered under Section 15 of the Securities Exchange Act of 1934 and an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E). On July 1, 2003, ROBT became the parent holding company of Robotti & Company, LLC, a New York Corporation ("Robotti and Company") and broker-dealer registered under Section 15 of the Securities Exchange Act of 1934. ROBT is also the parent holding company for Robotti Advisors, an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E). Robotti & Company has investment discretion over its brokerage accounts. Robotti Advisors has investment discretion over its advisory clients.

Item 5. Interest In Securities of the Issuer

Item 5 is hereby amended as follows:

(a) (i) As of November 18, 2003, Mr. Robotti shares beneficially ownership of 455,625 shares of the Common Stock through the following:

- his ownership of Robotti & Company, Incorporated, the parent holding company of Robotti Advisors, an investment advisor in accordance with Rule 13d-1 (b)(1)(ii)(E), by virtue of the investment discretion Robotti Advisors has over the accounts of its advisory clients, which holds an aggregate of 362,675 shares of the Common Stock; and
- his position as managing member of Ravenswood Management Company, LLC, which serves as the General Partner of Ravenswood, which owns 92,950 shares of the Common Stock.

(ii) The aggregate amount of the Common Stock beneficially owned by Mr. Robotti is 4.9% of the total outstanding shares of 9,264,234 common stocks, as per the Issuer's most recent 10-K dated November 12, 2003.

(b) (i) Mr. Robotti does not have the sole power to vote or direct the vote of any of the shares of the Common Stock.

(ii) Mr. Robotti shares the power to vote or direct the vote of the shares of the Common Stock as follows:

- he shares with Robotti Advisors and its advisory clients the power to vote or direct the vote of 362,675 shares of the Common Stock; and
- he shares with the other Managing Member of Ravenswood Management Company, LLC, which serves as the General Partner of Ravenswood the power to vote or direct the vote of 92,950 shares of the Common Stock.

(iii) Mr. Robotti does not have the sole power to dispose or to direct the disposition of any of the shares of the Common Stock.

(iv) Mr. Robotti shares the power to dispose or to direct the disposition of the shares of the Common Stock as follows:

- he shares with Robotti & Company and its brokerage customers and Robotti Advisors and its advisory clients the power to dispose or to direct the disposition of 362,675 shares of the Common Stock; and
- he shares with the other Managing Member of Ravenswood Management Company, LLC., which serves as the General Partner of Ravenswood the power to dispose or to direct the disposition of 92,950 shares of the Common Stock.

(c)   The table below lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All such transactions were made by Robotti & Company, LLC in the open market.

Transactions in shares Within the Past Sixty Days

Shares of Common Stock Purchased/Sale	Price per Share	Date of Purchase/Sale
(128,825)	$3.00	11/06/2003

(e)   On November 12, 2003, the Issuer submitted a 10-K filing with the SEC, which stated that the number of the Common Stock outstanding, as of September 28, 2003 was 9,264, 234 shares. Due to an increase in the outstanding shares, the aggregate amount of the Common Stock beneficially owned by Mr. Robotti is 4.9% of the total outstanding shares.

Item 7. Materials To Be Filed As Exhibits

Item 7 hereby amended as follows:

(a)   Joint Filing Agreement dated November 18, 2003 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Kenneth R. Wasiak.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(The remainder of this page is left intentionally blank)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 18, 2003

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti

Robotti & Company Advisors, LLC

By: Robotti & Company, Incorporated
      Parent Holding Company of
      Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: President and Treasurer of
      Robotti & Company, Incorporated

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
      General Partner of
      The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti
      Robert E. Robotti
      Title: Managing Member of
      Ravenswood Management Company, L.L.C.

By: /s/ Kenneth R. Wasiak
      Name: Kenneth R. Wasiak
      Title: Managing Member of
      Ravenswood Management Company, L.L.C.

Exhibit Index

The following documents are filed herewith:

	Exhibit	Page
(a)	Joint Filing Agreement dated November 18, 2003 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Kenneth R. Wasiak.	11

(The remainder of this page was intentionally left blank)

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree that the Schedule 13D filed herewith relating to the Common Shares without par value of Amcast Industrial Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each person.

Date: November 18, 2003

By: /s/ Robert E. Robotti
     Name: Robert E. Robotti

Robotti & Company Advisors, LLC

By: Robotti & Company, Incorporated
     Parent Holding Company of
     Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti
     Name: Robert E. Robotti
     Title: President and Treasurer of
     Robotti & Company, Incorporated

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
     General Partner of
     The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti
     Robert E. Robotti
     Title: Managing Member of
     Ravenswood Management Company, L.L.C.

By: /s/ Kenneth R. Wasiak
     Name: Kenneth R. Wasiak
     Title: Managing Member of
     Ravenswood Management Company, L.L.C.